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                     August 16, 2022

       Tara Charnes
       General Counsel
       Hall of Fame Resort & Entertainment Co
       2626 Fulton Drive NW
       Canton, OH 44718

                                                        Re: Hall of Fame Resort
& Entertainment Co
                                                            Registration
Statement on Form S-3
                                                            Filed on August 10,
2022
                                                            File No. 333-266750

       Dear Tara Charnes:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Janice Adeloye at 202-551-3034 or Cara Wirth at 202-551-7127 with any questions.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Trade & Services